05036468

SECURI[TIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

RECEIVED FEB 24 2005 SEC MAIL PROCESSING WASH, D.C. 179 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Cornerstone Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4590 MacArthur Blvd., Suite 610
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Roussel 949-852-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Roussel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Cornerstone Cpaital, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

JURAT

State of California)ss.

County of Orange)

Subscribed and sworn to (or affirmed) before me

this 23rd day of February, 2005, by
Date Month Year

(1) Terry G. Roussel
Name of Signer (s)

(2) n/a
Name of Signer (s)

Personally known to me ~~or proved to me on the basis of satisfactory evidence~~ to be the persons(s) who appeared before me.

TERRY A. KRAFT
COMM. # 1447062
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Exp. OCT. 24, 2007

Terry A. Kraft
Signature of Notary Public

L.S

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

PACIFIC CORNERSTONE CAPITAL, INC.
4590 MAC ARTHUR BOULEVARD, SUITE 610
NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc., (the Company) as of December 31, 2004 and related statements of (loss), changes in stockholders' equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2004 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 14, 2005

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$447,824
Advance to officer/stockholder	40,170
Computer equipment, at cost,	
net of accumulated depreciation of $232	587
NASD advertising account	1,000
CRD deposit	1,167
Total assets	$490,748

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 447
Total liabilities		447
Stockholders' equity:		
Common stock, no par value per share;		
authorized 100,000 shares;		
issued and outstanding 1,429 shares	$ 160,253	
Preferred stock – A – 1,200,000 shares	1,275,000	
Preferred stock – B – 1 share	248,975	
Retained earnings (deficit)	(1,193,927)	
Total stockholders' equity		490,301
Total liabilities and stockholders' equity		$490,748

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF (LOSS)
YEAR ENDED DECEMBER 31, 2004

Revenues:	
DPP concessions	$2,202,868
Interest	86
Total revenues	2,202,954
Expenses:	
Operating Costs – Page 11	2,255,901
Net (loss) before taxes	(52,947)
State income taxes	819
Net (loss)	$(53,766)

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Series A Common Stock	Series B Preferred Stock	Preferred Stock	Accumulated Deficit	Total
Balance at December 31, 2003	$ 1,202,353	$	$	$(1,140,162)	$ 62,191
Common Stock – Capital Contributed	232,900				232,900
Common Stock Issued – 429 shares					--
Common Stock Exchanged – 20,000 shares	(1,275,000)				(1,275,000)
Preferred A Shares Issued – 1,200,000 shares		1,275,000			1,275,000
Preferred B Share Issued – 1 share					--
Preferred B – Capital Contributed			248,975		248,975
Net loss of the year ended December 31, 2004				(53,765)	(53,765)
Balance at December 31, 2004	$ 160,253	$1,275,000	$248,975	$(1,193,927)	$ 490,301

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss		$(53,765)
Adjustments to reconcile net income to net cash provided from operating activities:		
Petty cash	$ 300	
NASD advertising account	(500)	
Accounts payable	58	
		(142)
Net cash flows used by Operating activities		(53,907)
Cash flows from investing activities:		--
Cash flows from financing activities:		
Issuance of Preferred B stock		248,975
Capital contributed		232,900
		481,875
Net increase in cash		427,968
Cash at beginning of period		19,856
Cash at end of year		$ 447,824

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Newport Beach, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale and retail of direct participation programs. (DPP)

Expense Sharing Agreement

In June 2004, the Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration. This agreement was approved by the NASD in June and implemented by the Company starting in August.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company.

The 2004 operating results include $575,350 of these expenses incurred by the Company prior to the implementation of the agreement by the Company and its affiliate in August 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes. There were no material deferred items, net of the valuation allowance, as of December 31, 2004.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

NOTE 2 – INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

The Company has approximately $1,135,000 of federal net operating loss carryforwards to offset future income taxes, which expire principally through 2016 and 2024. For state purposes the carryforwards are reduced to 50% and can only be carried forward five years.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received all its fees for selling Direct Participation Programs from related companies. Also, see Note 1 "Expense Sharing Agreement".

NOTE 4 – NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital was $447,375, which exceeded the required minimum capital by $442,375. The aggregate indebtedness to net capital ratio was 1,001 to 1. See page 9.

NOTE 5 – SIGNIFICANT CUSTOMER

The Company and its related companies have one customer which comprises approximately 18% of its DPP programs.

NOTE 6 – STOCKHOLDERS' EQUITY

On January 1, 2004, the sole shareholder and the Company entered into a stock exchange agreement. Immediately prior to this agreement, the sole shareholder owned 21,000 shares of common stock of the company, representing all of the outstanding stock of the Company.

In exchange for 20,000 shares of the Common Stock, the Company issued 1,200,000 shares of the 2,000,000 newly authorized Preferred A shares to the sole shareholder. The Preferred A shares provide for a priority of profit and distributions up to the amount of investment attributed to the Preferred A shares.

Concurrently, the Company issued one (1) share of the newly authorized share of Preferred B stock to Cornerstone Industrial Properties, Inc. ("CIP"), an affiliate of the sole shareholder, in consideration for providing additional working capital, if necessary, to the Company. The Preferred B share is subordinate to the Preferred A shares. As consideration for this subordination, the Preferred B share will be provided the remaining issues and profits generated by the Company from CIP sponsored funds.

The Company also issued 429 shares of Common Stock to an officer of the Company. As of December 31, 2004, 1,429 shares of Common Stock are outstanding.

PACIFIC CORNERSTONE CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Total equity from statement of financial condition	$ 490,301
Less non-allowable assets:	
Advance to officer/stockholder	(40,170)
Other	(2,756)
	(42,926)
Net capital	$ 447,375

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3%) of aggregate indebtedness of $1,470)	$ 30
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two figures)	$ 5,000
Excess net capital	$ 442,375

COMPUTATION OF RATIO OF AGGREGATRE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 447
Ratio of aggregate indebtedness to net capital	1,001 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited part IIA filing agrees with the audited net capital as reported above.

NONE REQUIRED

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 14, 2005

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2004

Audit Expense	$ 2,425
Business Licenses & Permits	899
Education & Training	1,924
Entertainment & Meals	5,066
Cornerstone Realty Concessions	965,740
Cornerstone Ind Prop Concessions	643,856
CRF Due Diligence	1,835
CIP Due Diligence	850
Cornerstone Realty Marketing Expense	35,755
Insurance Expense	11,883
Interest & Finance Charge	325
NASD Fees	5,045
Office Expense	4,761
Payroll Processing	1,523
Payroll Taxes	42,593
Postage & Delivery	364
Printing & Graphics	867
Professional Services	3,565
Salaries & Wages	503,111
SIPC Fees	150
Telephone & Communications	4,686
Travel Expenses	16,727
Miscellaneous Expenses	1,951
Total	$2,255,901

See Accompanying Notes to Financial Statements

PART II

PACIFIC CORNERSTONE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Pacific Cornerstone Capital, Inc., (hereafter referred to as the "Company") for the year ended December 31, 2004. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 14, 2005